Exhibit 99.5

Notice of Availability of Proxy Materials for

The Lion Electric Company

Annual Meeting of Shareholders

Meeting Date and Location:

When : On Tuesday, May 30, 2023 at 11:00 a.m. (Eastern Time)	Where : Online at https://web.lumiagm.com/475248000

You are receiving this notification as The Lion Electric Company (the “Corporation”) has decided to use the notice and access procedures for the delivery of its management information circular for its upcoming annual shareholder meeting (the “Management Information Circular”) and its audited annual consolidated financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice and access procedures, instead of receiving paper copies of the Proxy Materials, shareholders of the Corporation are receiving this notice of availability of Proxy Materials, which provides information on how to access copies of the Proxy Materials on the Internet, how to request a paper copy of the Proxy Materials and details about the upcoming meeting. This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Information Circular and other proxy-related materials before voting.

You will find enclosed with this notice a Form of Proxy or a Voting Instruction Form that you can use to vote your shares of the Corporation. See the sections entitled “Voting” on the reverse page and in the Management Information Circular.

The Management Information Circular and other relevant materials are available at:

ir.thelionelectric.com

OR

www.sedar.com

How to obtain paper copies of the proxy materials

Shareholders may request to receive paper copies of the current Proxy Materials by mail at no cost. Shareholders may make such a request (a) at any time prior to the meeting on the web at ir.thelionelectric.com; by contacting TSX Trust Company at 1 888-433-6443 (toll free in Canada and the United States) or 416 682 3860 (other countries); or by contacting the Company’s Investor Relations department by email at ir@thelionelectric.com., or (b) at any time within one year of the Circular being filed, by telephone at 450-432-5466 or by email at ir@thelionelectric.com

To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 18, 2023. If you do request the current materials, please note that another Form of Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes.

To obtain information about notice and access, please call TSX Trust Company, toll-free within North America at 1-888-433-6443, or at 416-682-3801if you are outside North America, or by contacting the Company’s Investor Relations department by email at ir@thelionelectric.com.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found.

1. Election of Directors – See the section “Business of the Meeting – Election of Directors” in the Management Information Circular

2. Appointment of Auditors – See the section “Business of the Meeting – Appointment of Independent Auditor” in the Management Information Circular

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 11:00 a.m. (Eastern Time) on Friday, May 26, 2023.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial Statements delivery

•	Only to Registered and Beneficial Holders who opted to receive one.